UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 11-K


          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934


         For The Fiscal Year Ended December 31, 2000  OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934

                 For The Transition Period From To


                   Commission File Number 0-20882


            Standard Management Corporation Savings Plan

                     (Full title of the plan)

                  Standard Management Corporation
                  10689 North Pennsylvania Avenue
                   Indianapolis, Indiana 46280

    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Registrant's Telephone Number, including Area Code: (317) 574-6200







               Standard Management Corporation Savings Plan

                           Financial Statements
                        December 31, 2000 and 1999
                             With Supplemental
                                  Schedule



               STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                             Table of Contents

                                                             Page
Independent Accountants' Report                                1

Financial Statements

  Statement of net assets available for benefits               2
  Statement of changes in net assets available for benefits    3
  Notes to financial statements                                4

Supplemental Schedule

  Schedule H, line 4i-Schedule of assets held for investment
    purposes at end of year                                    9






















                      Independent Accountants' Report


Plan Administrator
Standard Management Corporation Savings Plan
Indianapolis, Indiana


We have audited the accompanying statement of net assets available for benefits of Standard Management Corporation Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Standard Management Corporation Savings Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Indianapolis, Indiana
May 11, 2001






































              STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
             Statement of Net Assets Available for Benefits

December 31                                    2000       1999

Assets

  Investments                               $2,844,750  $2,885,368
  Employee contributions receivable             10,664      45,631
  Net employer contributions receivable            363          --

      Total assets                           2,855,777   2,930,999

Liability-net employer forfeitures available        --      21,836

Net Assets Available for Benefits           $2,855,777  $2,909,163

See notes to financial statements.





























              STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
         Statement of Changes in Net Assets Available for Benefits

Year Ended December 31                          2000       1999

Additions
  Investment income
    Net depreciation in fair value
      of investments                        $ (591,835)$ (266,120)
    Interest and dividends                     158,980    170,703
        Net investment loss                   (432,855)   (95,417)
  Employee contributions                       371,856    350,331
  Transfers from another plan and rollovers     14,812    574,691
  Employer contributions                       156,597    165,240
        Total additions                        110,410    994,845

Deductions
  Benefits paid to participants                157,237    461,926
  Administrative expenses                        6,559      1,632
        Total deductions                       163,796    463,558

Net Increase (Decrease)                        (53,386)   531,287

Net Assets Available for Benefits,
  Beginning of Year                          2,909,163  2,377,876

Net Assets Available for Benefits,
  End of Year                               $2,855,777 $2,909,163

See notes to financial statements.

















              STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                      Notes to Financial Statements


Note 1 - Description of Plan

The following description of Standard Management Corporation
(Company) Savings Plan (Plan) provides only general information.
Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined-contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Established June 1, 1987, and restated effective December 31, 1998, the Plan covers all employees of the Company and its subsidiaries. Participation is voluntary. Employees age twenty-one or older are eligible to become a participant on the first day of the month following the initial six-month period of employment. A member of management of the Company serves as Plan trustee.

The Plan terminated its custodial agreement with Prudential
Investments Management Retirement Services and entered into investment and administrative arrangements with Redwood Investment Advisors, LTD effective January 1, 2000. All Plan assets were transferred to Charles Schwab & Co., Inc. on January 13, 2000.

Contributions
Employee contributions to the Plan are made through salary reduction agreements in increments of 1.0 percent of the participants annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($10,500 for pre-tax contributions for 2000). The Company provides a 401(k) safe harbor matching contribution equal to 100% of each participant's contribution not exceeding 4% of the participant's compensation for the year. Participants designate the portfolios to which their contributions are made and have the opportunity to change the options previously elected. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

On October 31, 1998, the Company acquired Midwestern Life Insurance Company of Ohio. In March 1999, funds from the Midwestern Life Insurance Company of Ohio Tax Deferred Savings Plan (Midwestern Life Plan) of $571,138 were transferred into the Plan.

Participant Investment Account Options
Investment account options available include various funds.
Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.































                 STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                          Notes to Financial Statements


Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. As of January 1, 1999, the Company elected to make matching contributions to the Plan in accordance with the safe harbor provisions outlined in
Section 401(k)(12)(B) of the Internal Revenue Code. Under these safe harbor provisions, all Company matching contributions made after this date are immediately vested. Company matching contributions prior to January 1, 1999 will continue to vest under the former service schedule, which is a gradual vesting schedule based upon length of service. Participants become fully vested in these Company contributions after six years of service. The non-vested interests of withdrawn participants are used to reduce future Company contributions.

Payment of Benefits
Upon termination of service, participants receive a qualified joint survivor annuity. However, participants may decline this form of payment and elect to receive a lump sum amount equal to the value of their accounts. A participant may make withdrawals after age 59 1/2, and under certain circumstances provided by the Plan, hardship withdrawals.

Loans
The Plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Participants may obtain loans up to 50 percent of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed five years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant's account through payroll withholdings or a lump sum.

Plan Termination
The Plan is administered by the Plan Administrator, who is appointed by the Company's Board of Directors, and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, the Company has the discretionary right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions, and the net assets shall be set aside for payment to the participants. Distribution shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.


Note 2 - Summary of Significant Accounting Policies

Method of Accounting
The accompanying financial statements have been prepared on the accrual method of accounting.

Investments
Plan investments are stated at quoted market prices or prices established by the custodian. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.























              STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                      Notes to Financial Statements


Reclassifications
Certain amounts have been reclassified in the 1999 financial statements to conform to the 2000 presentation.

Note 3 - Investments

The Plan's investments, except for the Company Stock Fund which is held by the trustee of the Plan, are maintained by the custodian. The Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:


                                                   2000

                                            Net
                                        Depreciation   Fair Value
                                        in Fair Value    at End
                                         During Year     of Year
Year Ended December 31


Investments at fair value as determined
  by quoted prices in an active market

  Mutual funds                            $(206,822)   $2,176,434
  Common stock                             (385,013)      617,872
Investments at cost which approximates
  Market
  Participant loans                              --        50,444
                                          $(591,835)   $2,844,750












                                                  1999

                                            Net
                                        Appreciation
                                       (Depreciation)   Fair Value
                                        in Fair Value    at End
                                         During Year     of Year
Year Ended December 31


Investments at fair value as determined
  by quoted prices in an active market

  Mutual funds                            $ 165,221   $1,966,670
  Common stock                             (431,341)     864,875
Investments at cost which approximates
  market
  Participant loans                              --       53,823
                                          $(266,120)  $2,885,368




























                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                      Notes to Financial Statements


The fair value of individual investments that represented 5% or more of the Plan's assets were as follows:

December 31                                   2000        1999

Schwab Money Market                        $219,640
Pimco Total Return Class D                  211,862
Janus Balanced Fund                         257,306
Marisco Focus                               155,156
Weitz Partners Value                        166,710
Alliance Premier Gr. Class A                198,897
Janus Overseas                              178,906
Government Money Market                                 $230,337
Equity Fund A                                            283,524
Equity Income Fund A                                     154,227
Franklin Age High Income A                               181,472
Putnam Voyager A                                         248,833
Standard Management Corporation Stock Fund  617,872      864,875


Note 4 - Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Participants in the Plan may contribute to the Company Stock Fund, which invests exclusively in common stock of the Company. The Plan also invests in mutual funds of the Plan custodian. Individually non-material expenses paid to parties-in-interest aggregated to $6,559 for 2000 and $1,632 for 1999.

The Company provides certain administrative services at no cost to the Plan.






Note 5 - Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Redwood Pension Advisors. This prototype Plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified Plan under Section 401 of the Internal Revenue Code and that the related trust was tax-exempt as of the financial statement date.





































            STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                    Notes to Financial Statements


Note 6 - Nonexempt Transaction

Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets, but no later than the 15th business day of the month following the month in which the participant contributions were withheld by the employer. While the Company remitted all employee contributions to the Plan, contributions of $22,109 were not remitted within the required time period for the year ended December 31, 1999. The nonexempt transaction was a result of a transition in recordkeeper for the Plan during the fourth quarter of 1999.































Supplemental Schedule

              STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
       Schedule H, line 4i-Schedule of Assets Held for Investment
                                  Purposes
                               at End of Year
                             December 31, 2000
    Employer Identification Number: 35-1773567    Plan Number: 001
(a)         (b)                         (c)                 (e)
                               Description of Investment
           Identity of Issue,   Including Maturity Date
          Borrower, Lessor, or       Rate of Interest,     Current
             Similar Party              Collateral,         Value
                                 Par or Maturity Value

Mutual Funds
     *Schwab Money Market          219,640 shares       $  219,640
     Pimco Low Duration CAT D        4,773 shares           47,256
     Pimco Total Return Class D     20,391 shares          211,862
     Loomis Sayles Bond              8,059 shares           89,131
     Janus Balanced Fund            12,114 shares          257,305
    *Schwab S&P 500                 11,798 shares          121,758
     Selected American SHS           3,734 shares          131,930
     Alliance Premier Gr. Class A    7,447 shares          198,897
     Marisco Focus                   9,005 shares          155,156
     Third Avenue Value                736 shares           26,663
     Weitz Partners Value            7,750 shares          166,710
     Wasatch Growth                210,339 shares           95,357
     RS Emerging Growth              3,321 shares           97,910
     Janus Overseas                  2,225 shares          178,906
     Mutual Discovery                6,741 shares           61,936
     Oakmark Select Fund             4,949 shares          107,152
     Liquidity Fund                  8,865 shares            8,865
                                                         2,176,434
Common Stock

    *Standard Management
      Corporation Stock            210,339 shares          617,872

 Loans
    Participants loans              8.75% - 9.75%           50,444
                                                           668,316
                                                        $2,844,750

*Party-in-interest


                            Exhibit Index



Number	    Exhibit

23            Consent of independent certified public accountants








































                                                        EXHIBIT 23




CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the incorporation in a Registration Statement on Form S-8 (File Number 333-41117) of our report dated May 11, 2001, on the audit of the financial statements of the Standard Management Corporation Savings Plan for the year ended December 31, 2000.



BKD, LLP
Indianapolis, Indiana
June 25, 2001




























                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


						 STANDARD MANAGEMENT CORPORATION
						 SAVINGS PLAN






Date:  June 28, 2001
						 Edward T. Stahl
					      Executive Vice President of
                               Standard Management
						 Corporation and Trustee